Exhibit 99.5

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Kathleen Okolita and Stephanie O'Brien, signing singly and acting individually, and each with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1)   execute for and on behalf of the undersigned, in the undersigned's capacity as an authorized signatory and/or director of any of the entities listed on Exhibit A (each, a "Morningside Entity"), from time to time with respect to the following U.S. Securities and Exchange Commission ("SEC") forms related to the Morningside Entities and their shareholdings in any of the companies (each, a "Company") listed on Schedule 1 hereto: (i) Form ID, including any attached documents, to effect the assignment of codes to the undersigned to be used in the transmission of information to the SEC using the EDGAR System; (ii) Form 3, Initial Statement of Beneficial Ownership of Securities, including any attached documents; (iii) Form 4, Statement of Changes in Beneficial Ownership of Securities, including any attached documents; (iv) Form 5, Annual Statement of Beneficial Ownership of Securities in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, including any attached documents; (v) Schedule 13D; (vi) Schedule 13G; and (vii) amendments of each thereof, in accordance with the Exchange Act and the rules thereunder, including any attached documents;

(2)   do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, Schedule 13D, Schedule 13G or any amendment(s) thereto, and timely file such form(s) with the SEC and any securities exchange, national association or similar authority;

(3)   seek or obtain, as the undersigned's representative and on the undersigned's behalf, information regarding transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorney-in-fact and approves and ratifies any such release of information; and

(4)   take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact, acting singly, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming nor relieving, nor are any of the Morningside Entities or any Company assuming nor relieving, any of the undersigned's responsibilities to comply with Section 16 or Regulation 13D-G of the Exchange Act. The undersigned hereby acknowledges that none of the Morningside Entities, any Company nor the foregoing attorneys-in-fact assume (i) any liability for the undersigned's responsibility to comply with the requirement of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act and further agrees to indemnify each attorney-in-fact from and against any demand, damage, loss, cost or expense arising from any false or misleading information provided by the undersigned to such attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such forms with respect to the undersigned's or any Morningside Entity's holdings of and transactions in securities issued by the Companies, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of March 2nd, 2023.

/s/ Cheung Ka Ho
Cheung Ka Ho

Exhibit A

1. Morningside Technology Ventures Limited

2. Morningside Venture Investments Limited

3. Ultimate Keen Investments Limited

Schedule 1

1. Apellis Pharmaceuticals, Inc.

2. Amylyx Pharmaceuticals, Inc.

3. Chinook Therapeutics, Inc.

4. GreenLight Biosciences Holdings, PBC

5. Kezar Life Sciences, Inc.

6. LumiraDx Limited

7. NewAmsterdam Pharma Company N.V.

8. Rockley Photonics Holdings Limited